Aleafia to Release Q3 Results on Nov 26, Hold First Ever Results Call

TORONTO, November 12, 2018 /Globe Newswire/ – Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia“) or (the “Company“), a highly differentiated cannabis company with major cannabis cultivation and medical clinic operations, will release its financial results and hold its Third Quarter Results Call on November 26, 2018.

The Results Call, the first in the company’s history, will be held at 8:30am (EST) on November 26, 2018 and will allow for shareholders and the broader investment community to direct questions to Aleafia senior management.

Aleafia Third Quarter Highlights:

  Secured first medical cannabis sale in company’s history, only days after securing Sales Licence from Health Canada
  Fully funded annual growing capacity of 98,000 kg of cannabis flower in 2019, with Port Perry secure outdoor grow expansion
  Signed supply MOU with CannTrust Holdings Inc. for up 15,000 kg of cannabis in 2019
  Added to Horizons Marijuana Life Sciences ETF, the largest cannabis ETF in the world
  Submitted application to list on NASDAQ

Canadian and international call-in numbers for the Results Call will be provided by November 23, 2018.

For Investor & Media Relations, please contact:
Nicholas Bergamini, VP, Public Affairs
IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.